

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2018

Jigar Raythatha
President and Chief Executive Officer
Constellation Pharmaceuticals, Inc.
215 First Street, Suite 200
Cambridge, MA 02142

 Re: Constellation Pharmaceuticals, Inc.
 Registration Statement on Form S-1
 Filed June 22, 2018
 File No. 333-225822

Dear Mr. Raythatha:

 We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Prospectus summary, page 1

1. Please further revise your disclosure to discuss all treatment-related serious adverse events seen in the three CPI-0610 trials, and not just the ones that were most frequently observed.

Risk Factors
Risks related to our intellectual property, page 31

2. We refer to your revised disclosure that you are aware of prior art that may invalidate certain claims of one of your patents covering CPI-1205. Please expand your disclosure in the Business section and other sections as appropriate to discuss this issue, the type of

protection covered by this patent, and any material consequences you expect if such claims are invalidated.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Torney at 202-551-3652 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Lia Der Marderosian